UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
CARTESIAN, INC.
(Name of Subject Company (Issuer))
CARTESIAN, INC.
(Names of Persons Filing Statement)
Common Stock, par value $0.005 per share
(Title of Class of Securities)
146534102
(CUSIP Number of Class of Securities)
Copies to:
Donald J. Tringali
Executive Chairman
Cartesian, Inc.
7300 College Boulevard, Suite 302
Overland Park, Kansas 66210
(913) 345-9315
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With copies to:
John A. Granda
James S. Swenson
Stinson Leonard Street LLP
1201 Walnut Street, Suite 2900
Kansas City, Missouri 64106
(816) 691-2600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 8.01 and 9.01 of the Current Report on Form 8-K filed by Cartesian, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on March 22, 2018 (including all exhibits attached thereto) is incorporated herein by reference.
This Schedule 14D-9 filing includes the press release issued by the Company on March 22, 2018 relating to the proposed acquisition of the Company by an affiliate of Blackstreet Capital Holdings, which document is attached to the Company’s Form 8-K, dated March 22, 2018 as Exhibit 99.1 and is incorporated herein by reference.
Important Additional Information and Where to Find It

The tender offer referred to in this document has not yet commenced. This document is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell, securities, or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor is it a substitute for the tender offer materials that will be filed with the U.S. Securities and Exchange Commission (“SEC”). The solicitation and offer to buy the issued and outstanding shares of Cartesian, Inc. common stock will only be made pursuant to an offer to purchase and related tender offer materials described more fully below. At the time the tender offer is commenced, a subsidiary of Cartesian Holdings, LLC will file a tender offer statement with the SEC on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and Cartesian, Inc. will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY (WHEN THEY BECOME AVAILABLE) AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES.

In connection with the merger, Cartesian, Inc. may be required to file a proxy statement with the SEC. If Cartesian, Inc. is required to do so, following the filing of a definitive proxy statement with the SEC, Cartesian, Inc. will mail or make available the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. In such event, stockholders are urged to carefully read these materials in their entirety (including any amendments or supplements thereto) and any other relevant documents that Cartesian, Inc. will file with the SEC when they become available because they will contain important information.

The tender offer materials will be sent free of charge to all Cartesian, Inc. stockholders, and any definitive proxy statement will be mailed or otherwise made available to all stockholders of Cartesian, Inc. In addition, all of those materials (and all other tender offer documents filed or furnished by Cartesian, Inc. or Cartesian Holdings, LLC or any of its subsidiaries with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  The Schedule TO (including the offer to purchase and related materials) and the Schedule 14D-9 (including the solicitation/recommendation statement), once filed, may also be obtained for free by contacting the Information Agent for the tender offer which will be named in the Schedule TO. In addition, stockholders may obtain free copies of the documents filed with the SEC by the Company via the Company’s Investor Relations section of its website at and at the Company's web site at www.cartesian.com or by directing a written request to: Cartesian, Inc., 7300 College Boulevard, Suite 302, Overland Park, Kansas 66210, attention Corporate Secretary.

Participants in the Merger Solicitation

In the event that Cartesian, Inc. files a proxy statement with the SEC with respect to the merger, information about the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cartesian, Inc.’s stockholders in connection with the proposed merger, and any interest they have in the proposed merger, will be set forth in the definitive proxy statement when it is filed with the SEC. Additional information regarding these individuals is set forth in Cartesian, Inc.’s Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2016, which was filed with the SEC on April 28, 2017, and in Cartesian, Inc.'s periodic and current reports and in statements of changes in beneficial ownership subsequently filed with the SEC. These documents may be obtained for free at the SEC’s website at www.sec.gov, and via Cartesian, Inc.’s Investor Relations section of its website at www.cartesian.com.

Cautionary Statement Regarding Forward-Looking Statements

This document may include “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, any statements that do not relate to historical or current facts constitute forward-looking statements, including, without limitation, statements relating to the completion of the tender offer and the merger. Forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. The inclusion of such statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that the conditions to the closing of the tender offer or merger may not be satisfied or waived on a timely basis or otherwise; the tender offer and merger may involve unexpected costs, liabilities or delays; the business of Cartesian, Inc. may suffer as a result of uncertainty surrounding the transactions; legal proceedings may be initiated related to the transactions and the outcome of any legal proceedings related to the transactions may be adverse to Cartesian, Inc.; there may be unforeseen events, changes or other circumstances that could give rise to the termination of the merger agreement; as well as the risks described in its periodic reports filed with the SEC, including, but not limited to, "Cautionary Statement Regarding Forward Looking Information" under Part I and "Risk Factors" in Item 1A of its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and subsequent periodic reports containing updated disclosures of such risks. Such risks include, without limitation: Cartesian, Inc.'s ability to generate sufficient cash flow from operations and obtain sufficient financing to continue its operations and pay its obligations, Cartesian, Inc.'s ability to retain the limited number of large clients that constitute a major portion of its revenues, Cartesian, Inc.'s ability to protect client or Cartesian data or information systems from security breaches and cyber-attacks, technological advances and competitive factors in the markets in which Cartesian, Inc. competes. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Except as required by applicable law, Cartesian, Inc. undertakes no obligation to update forward-looking statements to reflect events or circumstances arising after such date.